SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)

AnorMED Inc.
(Name of Subject Company)
AnorMED Inc.
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
035910108
(CUSIP Number of Class of Securities)
William J. Adams
Vice President, Finance, Chief Financial Officer,
Secretary and Treasurer
200-20353 64th Avenue
Langley, British Columbia
Canada V2Y 1N5
(604) 530-1057
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

R. Hector MacKay-Dunn, Q.C.	Daniel M. Miller
Ronald G. Murray	Dorsey & Whitney LLP
Farris, Vaughan, Wills & Murphy LLP	Suite 1605
25th Floor	777 Dunsmuir Street
700 West Georgia Street	P.O. Box 10444, Pacific Centre
Vancouver, B.C.	Vancouver, B.C.
Canada V7Y 1B3	Canada V7Y 1K4
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 8 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Statement”) initially filed by AnorMED Inc. with the U.S. Securities and Exchange Commission on September 5, 2006, relating to the tender offer (the “Genzyme Offer”) made by Dematal Corporation (“Dematal”), a Nova Scotia unlimited liability company and a wholly-owned subsidiary of Genzyme Corporation (“Genzyme” and together with Dematal, the “Offerors”), a Massachusetts corporation, for all of the common shares of AnorMED. The terms and conditions of the Genzyme Offer are set forth in the Offer to Purchase and Circular of the Offerors, dated September 1, 2006 (the “Tender Offer Circular”). The Tender Offer Circular has been filed by the Offerors with the U.S. Securities and Exchange Commission as part of a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), which includes information required to be reported under Rule 14d-3 of the Securities Exchange Act of 1934, as amended. The Schedule TO was initially filed by the Offerors on September 1, 2006.
     In connection with the Genzyme Offer, the Company’s board of directors has prepared a directors’ circular (the “Directors’ Circular”), dated September 5, 2006, pursuant to applicable securities laws in Canada and the United States. The Directors’ Circular has been mailed to AnorMED shareholders, was filed as exhibit (a)(2)(A) to the initial filing of this Statement, and is incorporated by reference into this Statement in its entirety. Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Directors’ Circular.
Item 8. ADDITIONAL INFORMATION
     Item 8 is hereby amended and supplemented as follows:
     On September 25, 2006, AnorMED announced that under the terms of an existing agreement, AnorMED will receive a U.S.$3 million milestone payment from Shire Pharmaceuticals Group, plc based on the recent licensing approval received in the United Kingdom by Shire to sell FOSRENOL as a treatment for high phosphate levels in the blood, which occurs in patients undergoing dialysis as a result of chronic kidney failure.
     In March 2004, AnorMED sold the global patent rights for FOSRENOL to Shire. Under the terms of the agreement Shire agreed to pay AnorMED U.S.$18 million when FOSRENOL was approved in the United States and U.S.$7 million when FOSRENOL was approved in the relevant European countries. This agreement was also extended to include a U.S.$6 million payment to AnorMED upon regulatory approval in Japan. In consideration of these payments, Shire’s royalty obligations to AnorMED would cease throughout the world. To date AnorMED has received U.S.$19 million upon U.S. and E.U. approvals. In addition to the U.S.$3 million milestone payment on German approval announced last week and the U.S. $3 million milestone payment on U.K. approval, AnorMED is eligible to receive a further U.S.$6 million payment to AnorMED upon regulatory approval in Japan.

Item 9. EXHIBITS
     Item 9 is hereby amended and supplemented to include the following exhibits:

Exhibit	Description

(a)(2)(M)	News release, dated September 25, 2006

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: September 25, 2006

ANORMED INC.
By:	/s/ William J. Adams
	Name:	William J. Adams
	Title:	Vice President, Finance, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Description

(a)(2)(A)*	Directors’ Circular, dated September 5, 2006

(a)(2)(B)*	Press release of AnorMED Inc., dated September 5, 2006

(a)(2)(C)*	News release, dated September 7, 2006

(a)(2)(D)*	Material Change Report, dated September 11, 2006

(a)(2)(E)*	Material Change Report, dated September 11, 2006

(a)(2)(F)*	Limited Duration Shareholder Rights Plan Agreement

(a)(2)(G)*	News release, dated September 15, 2006

(a)(2)(H)*	News release, dated September 18, 2006

(a)(2)(I)*	News release, dated September 19, 2006

(a)(2)(J)*	PowerPoint slides from Annual General Meeting presentation

(a)(2)(K)*	Transcript of portions of Annual General Meeting

(a)(2)(L)*	News release, dated September 20, 2006

(a)(2)(M)	News release, dated September 25, 2006

(g)(1)*	Information Agent Script for Incoming Calls

(g)(2)*	Information Agent Script for Outgoing Calls

*Previously filed.